Mail Stop 4720

July 29, 2009

By US Mail and facsimile to (864) 421-1307

H. Lynn Harton
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

> **Re:** **The South Financial Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2009**
> **File No. 000-15083**

Dear Mr. Harton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal No. 3, page 15

1. We note your response to our prior comment 6. However, please revise to disclose whether an abstention will count as a vote for or against Proposal No. 3.

Incorporation by Reference, page 20

2. We note your response to our prior comment 8. However, you incorporate by reference Item 6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008. Please revise. Refer to Note D to, and Item 13 of, Schedule 14A.

3. We note your response to our prior comment 9. However, please revise to include the address and telephone numbers in the undertaking required under Note D(2) to Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel